January 2, 2020

J. Rodney Varner
Chief Executive Officer
Genprex, Inc.
1601 Trinity Street, Bldg. B, Suite 3.322
Austin, Texas, 78712

       Re: Genprex, Inc.
           Registration Statement on Form S-1
           Filed December 27, 2017
           File No. 333-235733

Dear Mr. Varner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Richard A. Friedman, Esq.